Exhibit 18.1

Preferability Letter of Independent Registered Public Accounting Firm

August 27, 2013

Board of Directors

CACI International Inc

1100 North Glebe Road

Arlington, VA 22201

Members of the Board of Directors:

Note 2 of the Notes to the Consolidated Financial Statements of CACI International Inc (the “Company”) included in its Form 10-K for the year ended June 30, 2013 describes a change in the method of accounting regarding the date of the Company’s required annual goodwill impairment test from the last day of the fourth quarter to the first day of the fourth quarter. There are no authoritative criteria for determining a ‘preferable’ impairment testing date based on the particular circumstances; however, we conclude that such a change is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/    ERNST & YOUNG LLP

McLean, Virginia